UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Edith Robinson

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8565J 10 1

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Teekay Corporation 98-0224774
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 44,400,566
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 44,400,566
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,400,566^
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.9%*
14.	Type of Reporting Person CO

^	This amount excludes securities of the issuer beneficially owned by Brookfield Asset Management Inc. and its affiliates. See Item 5.
*	As of the date of this Amendment No. 1 to the Schedule 13D filed by Teekay Shipping Corporation on December 26, 2006 (this “Amendment”) and prior to the closing of the transactions described in Items 3 through 6, below, Teekay Corporation beneficially owns 44,400,566 common units (“Common Units”) representing limited partner interests in Teekay Offshore Partners L.P. (the “Issuer”), which (i) includes the 252,183 Common Units held by Teekay Offshore GP L.L.C., the general partner of the Issuer, and (ii) excludes the 2% general partner interest held by Teekay Offshore GP L.L.C. Subject to the satisfaction of certain conditions, upon the closing of such transactions, Teekay Corporation, directly or indirectly through one or more subsidiaries, will acquire an additional 12,000,000 Common Units and warrants to purchase an additional 14,500,000 Common Units, including 3,059,055 warrants to be purchased directly from the Issuer and 11,440,945 warrants to be transferred to Teekay Corporation in connection with the Intercompany Loan Purchase, as defined in Item 6 below. In addition, as of the date of this Amendment, Teekay Corporation beneficially owns 100% of the limited liability company interests in Teekay Offshore GP L.L.C., the general partner of the Issuer. Upon the closing of the transactions, Teekay Corporation will beneficially own 51% of the limited liability company interests in Teekay Offshore GP L.L.C., which may be further reduced to 49% upon the occurrence of certain events described in this Amendment. Teekay Offshore GP L.L.C. has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The beneficial owners of Teekay Offshore GP L.L.C., including Teekay Corporation, are the indirect beneficial owners of Teekay Offshore GP L.L.C.’s general partner interest in the Issuer and the associated incentive distribution rights. This calculation is based on 153,858,292 Common Units outstanding as of July 26, 2017.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Teekay Shipping Corporation on December 26, 2006 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Amendment relates to Common Units, representing limited partner interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Amendment relates to Teekay Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (the “Reporting Person”), with its principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

The aggregate purchase price of $30 million for the Common Units and warrants to purchase Common Units to be acquired by the Reporting Person will be funded from the proceeds of the Intercompany Loan Purchase and the Preferred Unit Redemption, each as defined in Item 6 below.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person, directly or through its subsidiary, has agreed to dispose of a portion of its limited liability company interests in Teekay Offshore GP L.L.C., a limited liability company organized under the laws of the Republic of the Marshall Islands and the general partner of the Issuer (the “General Partner”), and to acquire securities of the Issuer, in connection with the closing of the transactions contemplated by the following agreements entered into on July 26, 2017: (i) the Purchase Agreement (the “GP Purchase Agreement”) between Teekay Holdings Limited, a wholly owned subsidiary of the Reporting Person (“Teekay Holdings”) and Brookfield TK TOGP L.P. (“Brookfield TOGP”), pursuant to which Teekay Holdings has agreed to sell 49% of the limited liability company interests in the General Partner to Brookfield TOGP for an aggregate purchase price of $4 million, with an option for

Brookfield TOGP to acquire an additional 2% of the limited liability company interests in the General Partner upon the occurrence of certain events described below, (ii) the Investment Agreement between the Issuer and Teekay Holdings, pursuant to which the Issuer has agreed to sell (a) 12,000,000 Common Units (the “Teekay Purchased Common Units”) and (b) warrants to purchase 3,059,055 Common Units (the “Teekay Purchased Warrants” and, together with the Teekay Purchased Common Units, the “Teekay Purchased Securities”) to Teekay Holdings for an aggregate purchase price of $30 million (the “Teekay Investment Agreement”), (iii) the Investment Agreement (the “Brookfield Investment Agreement”) between the Issuer and Brookfield TK TOLP L.P. (“Brookfield TOLP”), pursuant to which the Issuer has agreed to sell (a) 244,000,000 Common Units (the “Brookfield Purchased Common Units”) and (b) warrants to purchase 62,440,945 Common Units (the “Brookfield Purchased Warrants” and, together with the Brookfield Purchased Common Units, the “Brookfield Purchased Securities”) to Brookfield TOLP for an aggregate purchase price of $610 million, and (iv) the Amended and Restated Subordinate Promissory Note (the “Amended and Restated Promissory Note”), pursuant to which, among other things, the Subordinate Promissory Note issued by the Issuer to the Reporting Person on July 1, 2016 in the principal amount of $200 million will be assigned by the Reporting Person to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants. The transactions contemplated by the GP Purchase Agreement, the Teekay Investment Agreement, the Brookfield Investment Agreement and the Amended and Restated Promissory Note are collectively referred to in this Amendment as the “Transactions.”

The closing of the Transactions is contingent upon the satisfaction of certain conditions, including the execution of certain agreements by the Issuer and the Reporting Person and its affiliates as described in Item 6 below. If the Transactions do not close for any reason, including because the conditions to closing are not satisfied, Teekay Holdings will not dispose of the securities of the General Partner or acquire the securities of the Issuer as described above.

As of the date of this Amendment, other than as disclosed herein, the Reporting Person has no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)    As of the date of this Amendment, the Reporting Person beneficially owns and has sole voting and dispositive power with respect to 44,400,566 Common Units, representing 28.9% of the outstanding Common Units of the Issuer. Upon the closing of the Transactions, the Reporting Person, directly or through its subsidiary, Teekay Holdings, will acquire an additional 12,000,000 Common Units and warrants to purchase an additional 14,500,000 Common Units, at which time it is expected that the Reporting Person will beneficially own approximately 14% of the outstanding Common Units of the Issuer. In addition, as of the date of this Amendment, the Reporting Person beneficially owns 100% of the limited liability company interests in the General Partner. Upon the closing of the Transactions, the Reporting Person will beneficially own 51% of the limited liability company interests in the General Partner, which may be further reduced to 49% upon the occurrence of certain events described in Item 6 below.

Affiliates of the Reporting Person have entered into agreements with affiliates of Brookfield Asset Management Inc. for the purpose of the acquisition of Common Units of the Issuer by an affiliate of Brookfield Asset Management Inc. and, upon closing of such acquisition, expect to enter into agreements providing affiliates of Brookfield Asset Management Inc. with certain governance and other rights with respect to the Issuer. See Item 6 below. Based on such agreements, the Reporting Person and Brookfield Asset Management Inc. and/or its affiliates (collectively, “Brookfield”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. Brookfield has informed the Reporting Person that Brookfield beneficially owns 175,207 Common Units and warrants exercisable for 675,000 Common Units; however, certain of those Common Units and warrants are managed by affiliates of Brookfield Asset Management Inc. that have not entered into the agreements with the Reporting Person referred to above. The Reporting Person and Brookfield, collectively, may be deemed to beneficially own 45,250,773 Common Units of the Issuer, constituting approximately 29.4% of the 153,858,292 outstanding Common Units, including Brookfield’s warrants on an as-exercised basis. The Reporting Person expressly disclaims beneficial ownership of the securities beneficially owned by Brookfield. The Reporting Person expressly retains the sole voting and investment power of the Common Units that the Reporting Person beneficially owns.

(b)    The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units owned by the Reporting Person.

(c)    Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d)    No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The information provided in Items 3 and 4 above is hereby incorporated by reference in this Item 6.

GP Purchase Agreement

Teekay Holdings currently holds 100% of the limited liability company interests in the General Partner (the “GP Interests”). Upon the closing of the purchase and sale of GP Interests under the GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will hold 51% and 49% of the GP Interest, respectively. Brookfield TOGP will also hold an option to acquire from Teekay Holdings an additional 2% of the GP Interests in exchange for 1,000,000 of the Brookfield Purchased Warrants (the “Option”). The closing of the purchase and sale of the 49% GP Interests under the GP Purchase Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield Investment Agreement and the receipt of any required regulatory approvals.

Please refer to the full text of the GP Purchase Agreement, a copy of which is filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the GP Purchase Agreement.

Teekay Investment Agreement

The purchase and sale of the Teekay Purchased Securities under the Teekay Investment Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield Investment Agreement. Under the terms of the Teekay Investment Agreement, the Issuer has, among other things, agreed to use reasonable best efforts to cause specified guarantee obligations of the Reporting Person to be released and terminated prior to, and if needed, after, the closing of the Transactions. The Issuer has agreed to indemnify the Reporting Person and its affiliates for any losses or liabilities that the Reporting Person may suffer or incur as a result of any of such specified guarantee obligations that are not released prior to the closing.

Please refer to the full text of the Teekay Investment Agreement, a copy of which is filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Teekay Investment Agreement.

Warrant Agreement

In connection with the Transactions, the Issuer and Teekay Holdings will enter into a Warrant Agreement (the “Warrant Agreement”) to, among other things, authorize and establish the terms of the Teekay Purchased Warrants. The Warrant Agreement will provide that each Teekay Purchased Warrant will entitle the holder thereof to purchase one Common Unit at an exercise price of $0.01, which warrants will be exercisable at any time during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit (the “Threshold Price”) and ending on the seventh anniversary of the closing of the Transactions. The number of Common Units issuable upon exercise of the Teekay Purchased Warrants and the Threshold Price will be subject to customary anti-dilution adjustments for splits or combinations of Common Units, distributions on Common Units paid in Common Units and similar transactions. The Threshold Price will be reduced upon the issuance of Common Units at a price less than 50% of the Threshold Price, based on a weighted-average adjustment formula, but only if such issuance was approved by a committee of the General Partner’s board of directors (the “Board”) composed of independent directors. In the event of a going private or similar transaction in which the Issuer’s Common Units are no longer registered or publicly-traded, and the consideration paid for such Common Units exceeds the Threshold Price (for such transactions prior to January 1, 2021) or 82.5% of the Threshold Price (for such transactions on or after January 1, 2021), the Teekay Purchased Warrants will be cancelled in exchange for cash in the amount of the fair value of the Teekay Purchased Warrants as of the date of the transaction, as determined in accordance with the Warrant Agreement.

Please refer to the full text of the Warrant Agreement, a copy of which is filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Warrant Agreement.

Amended and Restated GP LLC Agreement

In connection with the sale of 49% of the GP Interests from Teekay Holdings to Brookfield TOGP under the GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will enter into the Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (the “Amended and Restated GP LLC Agreement”), which will govern certain affairs of the General Partner and certain rights and obligations among its owners.

Pursuant to the terms of the Amended and Restated GP LLC Agreement, the Option will become exercisable upon the earliest of (a) the date on which the Board (i) reasonably determines that certain consents in connection with a change of control of the General Partner have been obtained or (ii) waives such requirement, and (b) the occurrence of certain events of default specified under the Amended and Restated GP LLC Agreement. Brookfield TOGP’s exercise of the Option is subject to the receipt of consents by the Issuer under certain existing agreements. In addition to providing to Brookfield TOGP the Option, the Amended and Restated GP LLC Agreement will also provide that, following exercise of the Option, Brookfield TOGP will have the option (the “Brookfield Put Option”) to sell the 2% GP Interest to Teekay Holdings for a price per share equal to 80% of the VWAP Price per share (as such term is defined in the Amended and Restated GP LLC Agreement). Following any exercise of the Brookfield Put Option, Brookfield TOGP may subsequently repurchase the 2% GP Interest at a price per share equal to the VWAP Price.

The Amended and Restated GP LLC Agreement will provide that, prior to any exercise of the Option, the Board will consist of nine members, five of which will be elected by Teekay Holdings (of whom three will be independent of the Reporting Person and the Issuer and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. After any exercise of the Option, (i) (x) so long as the Reporting Person beneficially owns at least 10% of the outstanding Common Units, Teekay Holdings will have the right to elect two directors to the Board, and (y) so long as the license agreement between the Issuer and the Reporting Person to be entered into in connection with the Transactions remains in effect, Teekay Holdings will have the right to elect one director to the Board, and (ii) so long as Brookfield TOGP owns at least 10% of the outstanding Common Units, Brookfield TOGP will have the right to elect two directors to the Board. After any exercise of the Option, any additional members of the Board will be elected by the owner or owners holding a majority of all the GP Interests.

The Amended and Restated GP LLC Agreement will further provide that, until the Option is exercised and directors elected by Brookfield TOGP constitute a majority of the Board, the General Partner and the Issuer will not engage in certain actions without Brookfield TOGP’s consent, which actions will include, among others and in each case subject to specified exceptions, (i) authorizing, issuing, splitting, combining or reclassifying equity securities of the General Partner or the Issuer, (ii) incurring indebtedness in excess of $50 million, (iii) amending the Issuer’s or the General Partner’s organizational documents or specified corporate policies, (iv) entering into a transaction with any affiliate of the Issuer in excess of $1 million, (v) entering into acquisition or divestment transactions, or making capital expenditures, in each case, in excess of $50 million, (vi) entering into, amending, waiving or terminating contracts in excess of $50 million or certain other contracts, (vii) commencing or settling litigation or dispute resolution proceedings in excess of $5 million, (viii) entering into any merger, business combination or spin-off transaction or taking any other action that requires the approval of the holders of the Common Units, (ix) increasing or decreasing the size of the Board, (xi) making material changes to the employment of certain officers of the Issuer, (x) effecting any material change in the nature of the business or operations of the Issuer, (xi) approving a business plan or annual budget of the Issuer involving an increase in expenditures in excess of 5% over the prior fiscal year, (xii) declaring or paying dividends or distributions on the General Partner’s or the Issuer’s equity securities, excluding ordinary quarterly distributions declared and paid by the Issuer of no more than $0.01 per Common Unit, or (xiii) redeeming, purchasing or otherwise acquiring equity securities of the General Partner or the Issuer.

So long as Teekay Holdings owns at least 15% of the outstanding Common Units on a fully diluted basis, (i) Teekay Holdings will have the right to repurchase the GP Interests held by Brookfield TOGP in the event that Brookfield TOGP no longer owns at least 15% of the outstanding Common Units on a fully-diluted basis, and (ii) Teekay Holdings will have a right of first offer to purchase any GP Interests proposed to be sold by Brookfield TOGP.

In the event (i) that Teekay Holdings owns less than 10% of the outstanding Common Units and Brookfield TOGP owns at least 15% of the outstanding Common Units, each on a fully diluted basis, or (ii) of the occurrence of certain events of default, Brookfield TOGP will have the right to purchase the remaining GP Interests held by Teekay Holdings.

Under the terms of the Amended and Restated GP LLC Agreement, until such time as specified subsidiaries of the Reporting Person providing services to the Issuer are transferred to the Issuer and the second anniversary of the date of the Amended and Restated GP LLC Agreement, Teekay Holdings will be subject to specified restrictions on its ability to transfer or hedge its Common Units or Teekay Purchased Warrants. For so long as Teekay Holdings owns shares in the General Partner, in the event that Brookfield TOGP agrees to sell all or substantially all of its Common Units of the Issuer, and shares of the General Partner, Brookfield TOGP may require Teekay Holdings to participate in the sale on the same terms and conditions as Brookfield TOGP. Brookfield TOGP and Teekay Holdings will also agree that the preemptive rights granted to the General Partner under the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer (the “Limited Partnership Agreement”) will be allocated between Brookfield TOGP and Teekay Holdings, and each of their respective affiliates, based on the relative percentages of the Common Units and warrants to purchase Common Units owned (on an as-converted basis) by each of Brookfield TOGP and Teekay Holdings, and their respective controlled affiliates.

Please refer to the full text of the Amended and Restated GP LLC Agreement, a copy of which is filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Amended and Restated GP LLC Agreement.

Amended and Restated Promissory Note

As part of the Transactions, on July 26, 2017, the Issuer, the Reporting Person and Brookfield TOLP entered into the Amended and Restated Promissory Note, which provides that, contingent upon the closing of the Transactions, (i) the Subordinate Promissory Note issued by the Issuer to the Reporting Person on July 1, 2016 in the principal amount of $200 million (the “Original Note”) will be assigned by the Reporting Person to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants (the “Intercompany Loan Purchase”), and (ii) the maturity date under the Original Note will be extended from January 1, 2019 to January 1, 2022, among other changes.

Please refer to the full text of the Amended and Restated Promissory Note, a copy of which is filed as Exhibit 10.4 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Amended and Restated Promissory Note.

Registration Rights Agreement

In connection with the Transactions, the Issuer, Brookfield TOLP and the Reporting Person will enter into a registration rights agreement relating to the registration under the Securities Act of 1933, as amended, of certain Common Units and warrants to purchase Common Units (the “Registration Rights Agreement”). During the period the Registration Rights Agreement is in effect, Brookfield TOLP and the Reporting Person will suspend the General Partner’s existing registration rights under the Limited Partnership Agreement. The Registration Rights Agreement will provide each of Brookfield TOLP and the Reporting Person with the right to demand that the Issuer file, within 12 months after the closing of the Transactions, a shelf registration statement with respect to the Brookfield Purchased Common Units, the Teekay Purchased Common Units, any Common Units beneficially owned by Brookfield TOLP and its affiliates or the Reporting Person and its affiliates as of the closing of the Transactions, and the Common Units issuable upon the exercise of the Brookfield Purchased Warrants and the Teekay Purchased Warrants (collectively, the “Registrable Securities”). The Registration Rights Agreement will further provide Brookfield TOLP and the Reporting Person the right to demand the Issuer register the Registrable Securities in an underwritten offering, on or after the date that is 12 months after the closing of the Transactions, as well as the right to include the Registrable Securities in any registration statement filed by the Issuer in connection with a public offering of the Issuer’s Common Units or securities convertible into, or exchangeable for, Common Units, subject to customary exceptions and limitations. The Registration Rights Agreement will also provide that all such registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Issuer.

Please refer to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Registration Rights Agreement.

Preferred Unit Redemption

In connection with the Transactions, the Issuer has entered into letter agreements with each of the holders of the outstanding 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (the “Series C-1 Preferred Units”) and 10.50% Series D Cumulative Convertible Perpetual Preferred Units (the “Series D Preferred Units”) of the Issuer, including Teekay Shipping Limited, a wholly owned subsidiary of the Reporting Person (“Teekay Shipping”), pursuant to which the Issuer has agreed, contingent upon the closing of the other Transactions, to repurchase all outstanding Series C-1 Preferred Units at a price of $18.20 per unit and all outstanding Series D Preferred Units at a price of $23.75 per unit, plus, in each case, any accrued and unpaid quarterly distributions from the most recent date on which a quarterly distribution has been made, up to, but not including, the closing date of the Transactions (the “Preferred Unit Redemption”). The letter agreements provide that, concurrently with the Preferred Unit Redemption, the Issuer’s Series B Warrants to purchase Common Units issued on June 29, 2016 will be amended to reduce the exercise price of the Series B Warrants from $6.05 to $4.55. In addition, each holder of Series C-1 Preferred Units and Series D Preferred Units has agreed that, through the earlier of the closing date of the Transactions or December 31, 2017, notwithstanding the terms of the Limited Partnership Agreement, (a) the distribution rate on the Series C-1 Preferred Units and the Series D Preferred Units will be fixed at 8.60% per annum and 10.50% per annum, respectively, and (b) no quarterly distributions will be made on the Series C-1 Preferred Units and the Series D Preferred Units (although the amount of any unpaid quarterly distribution will accrue and be payable upon repurchase or upon earlier termination of the letter agreements), but the Issuer may continue to pay quarterly distributions on its Series A Preferred Units, Series B Preferred Units and Common Units during such period. Pursuant to the Preferred Unit Redemption, the Issuer will repurchase 1,040,000 Series D Preferred Units from Teekay Shipping and will reprice 585,000 Series B Warrants held by Teekay Shipping.

Fifth Amended and Restated Limited Partnership Agreement of Teekay Offshore Partners L.P.

The Limited Partnership Agreement sets forth the rights, preferences and privileges of the Common Units and the Preferred Units (as defined in the Limited Partnership Agreement) of the Issuer, including rights to cash distributions, and provides the General Partner with the right, but not the obligation, to repurchase all, but not less than all, of the remaining Common Units in the event the General Partner and its affiliates own more than 80% of the Common Units then outstanding.

Please refer to the full text of the Limited Partnership Agreement, a copy of which is filed as Exhibit 4.4 to the Issuer’s Report on Form 6-K, filed on June 30, 2016 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Limited Partnership Agreement.

Item 7.	Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

A.	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

B.	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

C.	Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

D.	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

E.	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 10.4 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

F.	Form of Registration Rights Agreement to be entered into by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

G.	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (filed as Exhibit 4.4 to the Issuer’s Report on Form 6-K filed on June 30, 2016 (File No. 001-33198) and incorporated by reference herein in its entirety).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2017

Teekay Corporation

/s/ Kenneth Hvid
Name: Kenneth Hvid Title: President & CEO

SCHEDULE A

Directors and Executive Officers of Teekay Corporation:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship

Bill Utt, Director and Chairman	5432 Tupper Lake Drive Houston, Texas 77056	United States

Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries 1437 Furneaux Road Marysville, California, USA, 95901	United States and Denmark

C. Sean Day, Director	President Seagin International LLC 26 Deer Park Drive Greenwich, Connecticut, USA 06830	United States

Thomas Kuo-Yuen Hsu, Director	CNC Industries 5 Impasse de la Fontaine 98000 MC Monaco	United Kingdom

Peter S. Janson, Director	3464 Sanctuary Way Bonita Springs, Florida 34134	Canada

Eileen A. Mercier, Director	Finvoy Management Inc. 504 - 3 McAlpine Street Toronto, ON M5R 3TS Canada	Canada

Bjorn Moller, Director	4532 Caulfield Lane West Vancouver, BC V7W 3J6 Canada	Denmark

Tore I. Sandvold, Director	Chairman Sandvold Energy AS Bjoernveien 50 Stortingsgaten 8 0773 Oslo Norway	Norway

Alan Semple, Director	2506 Sara Ridge Lane Katy, Texas 77450	United Kingdom

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Kenneth Hvid, President and Chief Executive Officer	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Arthur Bensler, Executive Vice President, Corporate Secretary and General Counsel	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

William Hung, Executive Vice President, Strategic Development	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, Executive Vice President and Chief Financial Officer	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

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EXHIBIT INDEX

Exhibit	Description

A.	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

B.	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

C.	Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

D.	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

E.	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 10.4 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

F.	Form of Registration Rights Agreement to be entered into by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

G.	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (filed as Exhibit 4.4 to the Issuer’s Report on Form 6-K filed on June 30, 2016 (File No. 001-33198) and incorporated by reference herein in its entirety).

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